UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 13, 2009

Commission File No. 001-34136

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqiao Road
Shanghai

People’s Republic of China, Postal Code: 200030

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

China Cablecom Holdings, Ltd.
1 Grand Gateway
1 Hongqiao Road, Shanghai
People’s Republic of China, Postal Code: 200030

November 25, 2009

Dear Shareholder:

You are cordially invited to attend the 2009 Meeting of Shareholders (the “Meeting”) to be held at the Executive Centre at 3501 Citic Square, 1168 Nanjing Xi Lu, Shanghai, 200041, People’s Republic of China on December 11, 2009 at 10:00 a.m. (China time). The matters to be acted upon at the Meeting are set forth and described in the Notice of the 2009 Meeting of Shareholders and Proxy Statement which are attached hereto. We request you to read all of them carefully.

We hope that you will attend the Meeting. However, if you are not able to attend the Meeting, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States). You may, of course, attend the Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Clive Ng
Clive Ng

Executive Chairman

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

China Cablecom Holdings, Ltd.
1 Grand Gateway
1 Hongqiao Road, Shanghai
People’s Republic of China, Postal Code: 200030

NOTICE OF 2009 MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 11, 2009

To the Shareholders of China Cablecom Holdings, Ltd.:

NOTICE IS HEREBY GIVEN that the 2009 Meeting of Shareholders (the “Meeting”) of China Cablecom Holdings, Ltd. (“China Cablecom” or the “Company”) will be held at the Executive Centre at 3501 Citic Square, 1168 Nanjing Xi Lu, Shanghai, 200041, People's Republic of China on December 11, 2009 at 10:00 a.m. (China time), to consider and act upon the following matters:

1.	To elect directors in accordance with the Articles of Association of the Company;

2	To ratify and approve the appointment of UHY Vocation HK CPA Limited as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2009; and

3.	To transact such other business which may properly come before the Meeting or any adjournment thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying Proxy Statement.

The close of business on November 13, 2009 has been fixed as the record date for the determination of Shareholders entitled to vote at the Meeting or any adjournments thereof.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed within the United States is enclosed for your convenience.

By Order of the Board of Directors,

/s/ Clive Ng
Clive Ng

Executive Chairman

November 25, 2009

It is important that your shares be represented at the Meeting. Each Shareholder is urged to sign, date and return the enclosed proxy card which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company’s transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

China Cablecom Holdings, Ltd.
1 Grand Gateway
1 Hongqiao Road, Shanghai
People’s Republic of China, Postal Code: 200030

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement (the “Proxy Statement”) is furnished to holders (the “Shareholders”) of the ordinary shares of par value of US$0.0005 each (“Shares”) of China Cablecom Holdings, Ltd. (the “Company”) in connection with the solicitation by and on behalf of its Board of Directors of proxies (“Proxy” or “Proxies”) for use at the 2009 Meeting of Shareholders (the “Meeting”) to be held on December 11, 2009 at 10:00 a.m. China time, at the meeting room of the Executive Centre on Level 35, Citic Square, 1168 Nanjing West Road, Shanghai 200041, People's Republic of China and at any adjournment thereof, for the purposes set forth in the accompanying Notice of 2009 Meeting of Shareholders (the “Notice”). The cost of preparing, assembling and mailing the Notice, this Proxy Statement and Proxies has been borne by the Company. The Company will also reimburse brokers who are holders of record of the ordinary shares for their expenses in forwarding Proxies and Proxy soliciting materials to the beneficial owners of such shares. In addition to the use of mails, Proxies may be solicited without extra compensation by directors, officers and employees of the Company by telephone, telecopy, telegraph or personal interview. The approximate mailing date of this Proxy Statement is expected to be November 30, 2009.

Unless otherwise specified, all proxies, in proper form, received in accordance with the instructions below will be voted for the election of the nominee named herein to serve as the director and in favor of each of the proposals set forth in the accompanying Notice as described below.

A Proxy may be revoked by a Shareholder at any time before its exercise by filing with Mr. Clive Ng, the Executive Chairman of China Cablecom, at the address set forth above, an instrument of revocation or a duly executed proxy bearing a later date, or by attendance at the Meeting and electing to vote in person. Attendance at the Meeting will constitute the revocation of a Proxy. The instrument appointing a proxy must be delivered to Mr. Clive Ng, the Executive Chairman of the Company, at the address set forth above not less than forty-eight (48) hours before the time appointed for holding the Meeting.

The close of business on November 13, 2009 has been fixed by the Board of Directors as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

The presence in person or by proxy of at least 50% of the votes of the shares entitled to vote on the resolutions is required to constitute a quorum of the meeting for the transaction of business. Proxies submitted which contain abstentions or broker non-votes will be deemed present at the Meeting for determining the quorum.

VOTING SECURITIES

Only holders of shares of ordinary shares of record at the close of business on November 13, 2009, are entitled to vote at the Meeting. On the record date, the Company had outstanding and entitled to vote 12,013,434 ordinary shares. For purposes of voting at the Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Meeting. Not less than 50% of the votes of the outstanding Shares represented at the Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) shall constitute a quorum. The majority vote of the shares present and entitled to vote at the Meeting is required on election of directors and the ratification of the appointment of UHY Vocation HK CPA Limited, independent certified public accountants, as our independent registered public accounting firm. Any Shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of November 13, 2009, certain information concerning the beneficial ownership of the Shares by (i) each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares; (ii) each director and the nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.

Amount and Nature of Beneficial Ownership (1)			Approximate Percentage of Outstanding Ordinary Shares
Clive Ng(2)	910,000	(3)	7.57%
Pu Yue(4)	—		—%
Sikan Tong	—		—%
Kerry Propper(5)	297,500	(6)	2.48%
Emmanuel J. Olympitis	—		—%
Shan Li(7)	—		—%
Richard Eu	—		—%
Craig Samuels(8)	989,200		8.23%
JLF Offshore Fund, Ltd(9)	393,021		3.27%
JLF Partners I, L.P.(9)	286,873		2.39%
Globis Capital Partners, L.P.(10)	516,536		4.30%
Globis Capital Advisors., L.L.C.(10)	516,536		4.30%
Globis Overseas Fund, Ltd.(10)	82,211		0.68%
Globis Capital Management, L.P.(10)	598,747		4.98%
Globis Capital, L.L.C.(10)	598,747		4.98%
Paul Packer(10)	598,747		4.98%
Jack Silver(11)	1,266,557		10.54%
Sherleigh Associates Inc. Profit Sharing Plan(11)	1,266,557		10.54%
Spinner Global Technology Fund, Ltd.(12)	422,975		3.52%
Spinner Asset Management, LLC(12)	422,975		3.52%
Arthur C. Spinner(12)	422,975		3.52%
China Broadband, Inc. (13)	390,000		3.24%
Jeffrey Keswin(14)	492,580		4.10%
Lyrical Corp. I, LLC(14)	492,580		4.10%
Lyrical Partners, L.P.(14)	492,580		4.10%
All directors and executive officers as a group (seven individuals)	1,207,500	(14)	10.05%

(1)	Unless otherwise indicated, the business address of each of the individuals is 27 Union Square West, Suite 501-502, New York, NY 10003.

(2)	The business address for Mr. Ng is 27 Union Square West, Suite 501-502, New York, NY 10003.

(3)
After giving effect to delivery of 390,000 ordinary shares by the shareholder pursuant to the terms of a settlement agreement. See “Settlement Agreement with China Broadband”. Excludes 1,136,668 ordinary shares which are subject to voting agreements China Cablecom Holdings and Mr. Ng entered into with certain shareholders who were issued shares of China Cablecom Holdings in connection with the Business Combination. Pursuant to the voting agreements, such shareholders agreed, for a period of three years following the Business Combination, to vote their shares in favor of the Board nominees presented at a meeting of stockholders. Mr. Ng. disclaims beneficial ownership of the shares held by such shareholders. Does not include up to 7,520,000 shares that can be earned in connection with the grant of the Performance Shares.

(4)	The business address for Mr. Pu is Unit 3309-3310, 1 Grand Gateway, 1 Hongqiao Road, Shanghai, 200030, People’s Republic of China.

(5)	The business address of Mr. Propper is Chardan Capital Markets, LLC, 17 State Street, Suite 2575, New York, New York 10004.

(6)	Includes 47,500 shares issuable upon exercise of warrants. Does not include 200,000 shares that can be earned in connection with the grant of the Performance Shares.

(7)	The business address of Mr. Li is Two IFC, 8 Finance Street, Central, Hong Kong.

(8)
The business address of Mr. Samuels is 13990 Rancho Dorado Bend, San Diego, CA 92130. Includes 900,000 shares issuable upon exercise of warrants. The information was derived from a Schedule 13D filed with the SEC on February 13, 2009.

(9)
The business address of JLF Partners I, L.P. is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014. The business address of JLF Offshore Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust Limited, PO Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman KY1-1103, Cayman Islands.  The information was derived from a Schedule 13G/A filed with the SEC on July 24, 2008.

(10)
The principal office and business address is 60 Broad Street, 38th floor, New York, NY 10004. The Schedule 13G, as amended, on March 13, 2009, was jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) Globis Capital Partners, L.P., a Delaware limited partnership (“Globis Partners”), with respect to shares of Common Stock directly held by it; (ii) Globis Capital Advisors, L.L.C., a Delaware limited liability company (“Globis Advisors”), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners; (iii) Globis Overseas Fund, Ltd., a Cayman Islands exempted company (“Globis Overseas”), with respect to shares of Common Stock directly held by it; (iv) Globis Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; (v) Globis Capital, L.L.C., a Delaware limited liability company (“GC”), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; and (vi) Mr. Paul Packer (“Mr. Packer”), who is the Managing Member of Globis Advisors, and GC, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas. The information was derived from a Schedule 13G/A filed on March 13, 2009.

(11)
The principal office and business address is c/o SIAR Capital LLC, 660 Madison Avenue, New York, NY 10021. Represents 1,266,557 shares issuable upon the exercise of outstanding warrants held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee. This information was derived from a Schedule 13G filed on February 17, 2009.

(12)
The principal office and business address of Spinner Asset Management, LLC and Arthur C. Spinner is 730 Fifth Avenue, Suite 1601, New York, NY 10019. The principal office and business address of Spinner Global Technology Fund, Ltd. is c/o ATC Fund Services (Curacao) N.V., Bon Bini Business Center Units 2B2K/2B2L, Schottegatweg Oost 10, Willemstad, Curacao. The Schedule 13G was jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) Spinner Global Technology Fund, Ltd. (the “Fund”), Spinner Asset Management, LLC (the “Manager”) and Arthur C. Spinner.  The Manager is the investment manager of the Fund and Mr. Spinner is the managing member of the Manager.  Each of the Fund and the Manager has the shared power to vote and to dispose of the shares reported above and Mr. Spinner, by virtue of his position as the managing member of the Member, has shared authority to vote and to dispose of such shares. The information was derived from a Schedule 13G filed with the SEC on January 22, 2009.

(13)
The principal office and business address is 1900 Ninth Street, 3rd Floor Boulder, Colorado 80302. Marc Urbach, President, or such other person as designated by the board of directors of China Broadband, Inc. has dispositive and voting power over the shares.

(14)
Includes 100,000 shares issuable upon exercise of warrants. The principal office and business address of Jeffrey Keswin, Lyrical Corp. I, LLC (“Lyrical Corp.”) and Lyrical Partners, L.P. (“Lyrical”) is 405 Park Avenue, 6th Floor, New York, NY 10022. Lyrical serves as principal investment manager to a number of investment funds with respect to which it has voting and dispositive authority over the shares.  Lyrical Corp. serves as the general partner of Lyrical.  As such, Lyrical Corp. may be deemed to control Lyrical and therefore may be deemed to be the beneficial owner of the shares.  Mr. Jeffrey Keswin is the Managing Partner of Lyrical Corp. and may be deemed to control Lyrical Corp. and be the beneficial owner of the shares. The information was derived from a Schedule 13G filed with the SEC on February 11, 2009.

EXECUTIVE OFFICERS

Executive officers of the Company are appointed at the discretion of the Board of Directors. There are no family relationships between or among any of the executive officers or directors of the Company. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Positions with the Company
Clive Ng	46	Executive Chairman
Pu Yue	36	Chief Executive Officer
Sikan Tong	36	Chief Financial Officer

Clive Ng has served as Executive Chairman of the board of China Cablecom since its inception on October 6, 2006 and as a director and Executive Chairman of China Cablecom Holdings since October 2007. From 2000 to 2003, he was the Chief Executive Officer of Pacific Media PMC, a home shopping company, Mr. Ng co-founded TVB Superchannel Europe in 1992, which has grown to become Europe’s leading Chinese language broadcaster. He also owned a 50% stake in HongKong SuperNet, the first Hong Kong based ISP which was then sold to Pacific Internet (NASDAQ:PCNTF). He was Chairman and founder of Asia content (NASDAQ:IASIA), one of the first Asian internet companies to list in the United States, that has been a joint venture partner with NBCi, MTVi, C-NET, CBS Sportsline and DoubleClick in Asia. Mr. Ng was also one of the initial investors and founder of E*TRADE Asia, a partnership with E*TRADE Financial Corp (NYSE: ET). He is also a founding shareholder of MTV Japan, with H&Q Asia Pacific and MTV Networks (a division of Viacom Inc). Currently he serves as a Senior Advisor to Warner Music Group Inc. (NYSE: WMG) and as Chairman and a director of China Broadband, Inc., a company that operates a broadband cable internet company based in the city of Jinan in the Shandong region of China pursuant to contractual arrangements similar to those between JZNT and China Cablecom.

Pu Yue has served as general manager and Chief Executive Officer of China Cablecom since its inception in 2006 and Chief Executive Officer of China Cablecom Holdings since October 2007. Mr. Pu also serves as Chief Executive Officer and a director of China Broadband, Inc., a company that operates a broadband cable internet company based in the city of Jinan in the Shandong region of China pursuant to contractual arrangements similar to those between JZNT and China Cablecom. Mr. Pu was an intelligence officer with China’s National Security Service from 1993 to 1995. He then worked as a logistics specialist with the joint venture between Crown Cork & Seal and John Swire & Sons in Beijing. In 1997, he joined Economic Daily, where he spent a two-year journalism career with China Entrepreneur Magazine. From 1999 to 2000, he oversaw the inception of Macau 5-Star Satellite TV, a mainland China satellite TV channel venture in which his family took significant investment. From 2004 to 2006, Mr. Pu was in charge of business development for a TV advertising consolidation venture under HC International. Mr. Pu holds MBA from Jesse H. Jones Graduate School of Management of Rice University, and Bachelor of Law from University of International Relations in Beijing, China.

Sikan Tong has served as Chief Financial Officer of China Cablecom since March 31, 2009.  From March 2008 to February 2009, Mr. Tong was the Senior Vice President of the Company where he was responsible for the Company’s internal control over financial reporting. From September 2006 to February 2008, Mr. Tong was the Chief Financial Officer of Merrylin International Holding, which manages Merrylin restaurants and Motel 168 hotel chains in China, where he spearheaded Merrylin’s IPO and closely managed fundraising activities through private placements. Mr. Tong served as Head of Accountancy Training at The Financial Training Company, a leading provider of professional qualifications and business training in the United Kingdom and Asia, which later became part of Kaplan Inc. from November 2005 to August 2006. From May 2003 to October 2005, Mr. Tong served as the learning and education manager of the Shanghai office of PriceWaterhouseCoopers where he began his career in the audit practice and was responsible for lecturing and organization of the training courses. Mr. Tong received his Bachelor degree from Shanghai University in 1995 in Mechanic and Robotic.

Proposal 1

ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee has resolved by a written resolution to recommend the Nominees to be nominated for re-election to the Board of Directors upon the expiration of their terms.

The Corporate Governance and Nominating Committee was established pursuant to a board resolution granting it the authority to (i) make recommendations to the board regarding the size and composition of the Board of Directors, establish procedures for the nomination process and screen and recommend candidates for election to the Board of Directors, (ii) review with the board from time to time the appropriate skills and characteristics required of board members, (iii) establish and administer a periodic assessment procedure relating to the performance of the Board of Directors as a whole and its individual members, and (iv) make recommendations to the Board of Directors regarding corporate governance matters and practices, including formulating and periodically reviewing corporate governance guidelines to be adopted by the Board of Directors.

At the Meeting, it is proposed that Shareholders will consider the election of five (5) directors, who have been recommended by the Company’s Nominating and Corporate Governance Committee to serve on the Board of Directors until the next annual meeting of Shareholders.

Unless otherwise directed, the persons named in the Proxy intend to cast all Proxies received for the election of Messrs. Clive Ng, Kerry S. Propper, Shan Li, Richard Yee Ming Eu and Emmanuel J. Olympitis (the “Nominees”) to serve as directors upon their nomination at the Meeting. The Nominees currently serve on the Board of Directors. The Nominees have advised the Company of their willingness to continue serving the Board of Directors as directors of the Company if they are re-elected at the Meeting. Should the Nominees become unavailable for election to the Board of Directors for any reason, the persons named in the Proxies shall have discretionary authority to vote the Proxies for one or more alternative Nominee who will be designated by the Board of Directors. The persons named in the Proxies shall have discretionary authority to vote the Proxies in connection with this additional appointment.

DIRECTORS
The directors of the Company are as follows:

Name	Age
Clive Ng	46
Kerry S. Propper	33
Shan Li (1)(2)(3)	45
Richard Yee Ming Eu(1)(2)(3)	61
Emmanuel J. Olympitis (1)	61

(1)        Member of the Audit Committee.
(2)        Member of the Compensation Committee.
(3)        Member of the Corporate Governance and Nominating Committee.

Information about Nominees

Set forth below is certain information with respect to the Nominees:

Clive Ng has served as Executive Chairman of the board of China Cablecom since its inception on October 6, 2006 and as a director and Executive Chairman of China Cablecom Holdings since October 2007. From 2000 to 2003, he was the Chief Executive Officer of Pacific Media PMC, a home shopping company, Mr. Ng co-founded TVB Superchannel Europe in 1992, which has grown to become Europe’s leading Chinese language broadcaster. He also owned a 50% stake in HongKong SuperNet, the first Hong Kong based ISP which was then sold to Pacific Internet (NASDAQ:PCNTF). He was Chairman and founder of Asia content (NASDAQ:IASIA), one of the first Asian internet companies to list in the United States, that has been a joint venture partner with NBCi, MTVi, C-NET, CBS Sportsline and DoubleClick in Asia. Mr. Ng was also one of the initial investors and founder of E*TRADE Asia, a partnership with E*TRADE Financial Corp (NYSE: ET). He is also a founding shareholder of MTV Japan, with H&Q Asia Pacific and MTV Networks (a division of Viacom Inc). Currently he serves as a Senior Advisor to Warner Music Group Inc. (NYSE: WMG) and as Chairman and a director of China Broadband, Inc., a company that operates a broadband cable internet company based in the city of Jinan in the Shandong region of China pursuant to contractual arrangements similar to those between JZNT and China Cablecom.

Kerry Propper has been a director of China Cablecom Holdings since October 2007 and the chief financial officer, secretary and a member of the board of directors of Chardan North China Acquisition Corporation and has been the chief executive officer, secretary and a member of the board of directors of Chardan South China Acquisition Corp. since their inception in March 2005. Chardan North China Acquisition Corp. and Chardan South China Acquisition Corp. are blank check companies seeking to acquire an operating business north and south, respectively, of the Yangtze River in the People’s Republic of China. Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC, a New York based broker/dealer, since July 2003. He has also been a managing director of SUJG, Inc., an investment company, since April 2005. From its inception in December 2003 until November 2005, Mr. Propper served as the executive vice president and a member of the board of directors of Chardan China Acquisition Corp., an OTC Bulletin Board listed blank check company that was seeking to acquire an operating business in the People’s Republic of China. In November 2005, Chardan China Acquisition Corp. completed its business combination with State Harvest Holdings Ltd. and changed its name to Origin Agritech Ltd. Mr. Propper has continued to serve as a member of the board of directors of Origin Agritech since its merger. Mr. Propper also sits on the board of directors of Source Atlantic Inc., a health care consulting company based in Massachusetts. Mr. Propper was a founder, and from February 1999 to July 2003 owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York. Mr. Propper also founder The Private Capital Group LLC, a small private investment firm specializing in hard money loans and convertible preferred debt and equity offerings for small companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Propper worked at Aegis Capital Corp., a broker dealer and member firm of NASD. Mr. Propper received his B.A. (with honors) in Economics and International Studies from Colby College and studied at the London School of Economics.

Shan Li has been a director of China Cablecom Holdings since October 2007. Mr. Li is a founding principal of San Shan Capital Partners, a Hong Kong-based private equity firm focusing on asset-based alternative investments in the Greater China region where he has been employed since November 2005. From April 2001 until October 2005, Dr. Li was the Chief Executive Officer of Bank of China International Holdings (“BOCI”). Prior to joining BOCI and from 1999, Dr. Li was the managing director and head of China investment banking at Lehman Brothers, from April 1998 to September 1999 he was the Deputy Head of the Investment Bank Preparation Committee at the China Development Bank. From November 1993 to April 1998, Dr. Li was the Executive Director of Investment Banking and Economic Research at Goldman Sachs and from April 1993 until October 1993, he was an Associate of Global Foreign exchange trading at Credit Suisse First Boston. Dr. Li is Vice Chairman of China Overseas-Educated Scholars Development Foundation and a regular commentator and author of various influential local and international mass media and publications on areas concerning China’s economic development policy. He is deputy head of the National Center of Economic Research and a member of the board of alumni at Tsinghua University in Beijing. Mr. Li holds a B.E. in management information systems from Tsinghua University, an M.A. in economics from University of California at Davis and a Ph.D. in economics from Massachusetts Institute of Technology.

Richard Yee Ming Eu has been our Independent Director since May 2008, Ltd. He is Group CEO of Eu Yang Sang International Ltd, an investment holding company that engages in the manufacture, distribution, and sale of Chinese herbs, Chinese proprietary medicines, and health foods. He Serves on the boards of the Hong Kong Singapore Business Association, Broadway Industrial Group Limited, Harry’s Holdings Ltd and Governing Council for the Singapore Institute of Management. He has Leadership and management expertise through his appointments at Haw Par Brothers International Ltd, Dataprep Group, Metro Holdings Ltd and Intervest Capital Management Pte Ltd, among many other companies.

Emmanuel J. Olympitis has been our Independent Director since October 13, 2009. From 1999 to 2004, Mr. Olympitis was the Executive Chairman of Pacific Media Plc., a London Stock Exchange listed retail, media, and e-commerce company focused on Asia. Previously, he held numerous executive positions including Group Chief Executive of Aitken Hume International Plc., a London Stock Exchange listed banking, insurance and fund management group. Subsequently, Mr. Olympitis was Executive Chairman and Managing Director of Johnson & Higgins Ltd. from 1992 to 1996, during which time the company won the Queens Award for Exports in 1994. Mr. Olympitis' background includes investment banking where he was appointed head of all Eurodollar syndicated loan activities for Bankers Trust International Limited in London. There he served as Executive Director where he managed international initiatives of several billion dollars into South America, Greece and Eastern Europe. He received his LLB from London University in 1970.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE ABOVE NOMINEES.

Director Compensation

All directors receive reimbursements from us for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of eight persons for the year ended December 31, 2008 was approximately RMB5,000,000. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

We have entered into an agreement with Clive Ng on the following terms:

•	Annual Salary – $500,000; minimum bonus of $250,000.
•
Principal Benefits will include Health Insurance, Life Insurance, Company Car, Tax Advisory Services, Annual Leave of Four Weeks and Stock Option Employment Commencement Package with vesting over ten (10) years.

•	Benefits Upon Termination For Cause or Resignation For Other Than Good Reason will include Earned Compensation, Earned Benefits, Vested Stock Options.
•
Severance Pay – The greater of six (6) times monthly compensation or twelve (12) months base salary less any compensation paid to the employee during the period between change of control and termination.

We have entered into an agreement with Pu Yue on the following terms:

•	Annual Salary – RMB 900,000.
•	Principal Benefits will include Health Insurance, Life Insurance, Annual Leave of Four Weeks.
•	Benefits Upon Termination For Cause or Resignation For Other Than Good Reason will include Earned Compensation, Earned Benefits.
•
Severance Pay – The greater of six (6) times monthly compensation or twelve (12) months base salary less any compensation paid to the employee during the period between change of control and termination.

Other than as described above for Mr. Ng and Mr. Pu, there have been no employment agreements negotiated or drafted between us and our executive officers of although it is anticipated that such agreements may be put in place with our executive offices.

Board Committees

The Board of Directors has a Compensation Committee, a Nominating and Corporate Governance Committee and an Audit Committee.

Compensation Committee.

The Compensation Committee was established on June 2, 2008, and adopted its charter on June 2, 2008, a copy of which is included as Appendix A to this proxy statement.  The members of the Compensation Committee during 2008 were Pierre Suhandinata, Richard Yee Ming Eu and Shan Li. Mr. Suhandinata resigned from his position as a director of the Company and as a result ceased to serve as a member of the Compensation Committee, effective September 22, 2009. The Compensation Committee Charter can be found on our website at www.chinacablecom.com and can be made available in print free of charge to any shareholder who requests it.

Our Compensation Committee is responsible for, among other things:

•	assisting the board in determining the compensation of the Chief Executive Officer, Chief Financial Officer and other officers of the Company;
•	reviewing and making recommendations to the board with respect to non-CEO and non-CFO compensation; and

•	making recommendations to the board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans.

The Compensation Committee held one (1) meeting during the fiscal year ended December 31, 2008.

Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee was established on June 2, 2008, and adopted its charter on June 2, 2008, a copy of which is included as Appendix B to this proxy statement.  The members of the Nominating and Corporate Governance Committee during 2008 were Pierre Suhandinata, Richard Yee Ming Eu and Shan Li. Mr. Suhandinata resigned from his position as a director of the Company and as a result ceased to serve as a member of the Nominating and Corporate Governance Committee, effective September 22, 2009. The Nominating and Corporate Governance Committee Charter can be found on our website at www.chinacablecom.com and can be made available in print free of charge to any shareholder who requests it.

Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	reviewing with the board from time to time the appropriate skills and characteristics required of board members;
•	establishing and administering a periodic assessment procedure relating to the performance of the board as a whole and its individual members; and
•	making recommendations to the board regarding corporate governance matters and practices, including formulating and periodically reviewing corporate governance guidelines to be adopted by the board.

Audit Committee.

The Audit Committee was established on June 2, 2008, and adopted its charter on June 2, 2008, a copy of which is included as Appendix C to this proxy statement.  The members of the Audit Committee during 2008 were Pierre Suhandinata, Richard Yee Ming Eu and Shan Li. Mr. Suhandinata resigned from his position as a director of the Company and as a result ceased to serve as a member of the Audit Committee, effective September 22, 2009. On October 13, 2009, Mr. Emmanuel J. Olympitis was appointed as a member of the Audit Committee. Mr. Emmanuel J. Olympitis has been qualified by the board as an “audit committee financial expert” within the meaning of all applicable rules. The Audit Committee Charter can be found on our website at www.chinacablecom.com and can be made available in print free of charge to any shareholder who requests it.

The Audit Committee is responsible for, among other things:

•	reviewing and approving all transactions with affiliates, related parties, directors and executive officers;
•	reviewing the procedures for the receipt and retention of, and the response to, complaints received regarding accounting, internal control or auditing matters; and
•	reviewing with management and the independent auditors, at least once annually.

The Audit Committee held one (1) meeting during the fiscal year ended December 31, 2008.

Meetings of the Board

The Board of Directors met three (3) times during the fiscal year ended December 31, 2008.

Communications with the Board of Directors

The Board of Directors maintains a process whereby shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o China Cablecom Holdings, Ltd. No. 1 Grand Gateway, 1 Hongqiao Road, Shanghai, People’s Republic of China, Postal Code: 200030. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

AUDIT COMMITTEE REPORT

The Audit Committee operates pursuant to its adopted charter. All members of the Audit Committee are independent, within the meaning of the NASDAQ marketplace rules and regulations.

The Audit Committee assists the Board by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees.

The Audit Committee reviewed with the Company’s management and the independent auditors overall audit scopes and plans, evaluations by the auditors of the Company’s internal controls, and the quality of the Company’s financial reporting.

The Committee has reviewed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management’s accounting judgments, members of the Audit Committee asked for management’s representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the independent auditors, the Committee asks them to address, and discusses their responses to several questions that the Committee believes are particularly relevant to its oversight. These questions include:

•
Are there any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the independent auditors themselves prepared and been responsible for the financial statements?

•
Based on the independent auditors’ experience and their knowledge of the Company, do the Company’s financial statements fairly present to investors, with clarity and completeness, the Company’s financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

•	Based on the independent auditors’ experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Committee believes that by thus focusing its discussions with the independent auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Committee also discussed with the independent auditors all other matters required to be discussed by the auditors with the Committee under Statement on Auditing Standards No. 61 (“Communication with Audit Committees”). The Committee received and discussed with the independent auditors their annual written report on their independence from the Company and its management, which is made under Independence Standards Board Standard No. 1 (“Independence Discussions with Audit Committees”), and considered with the independent auditors whether the provision of financial information systems design and implementation and other non-audit services provided by them to the Company during the fiscal year ended December 31, 2008 was compatible with the independent auditors’ independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Committee reviews the Company’s SEC reports prior to filing and intends to continue this practice in the future. In addition, the Committee reviews all quarterly earnings announcements in advance of their issuance with management and representatives of the independent auditors. In its oversight role, the Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to generally accepted accounting principles.

In reliance on the reviews and discussions referred to above, in July 2009, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

The Audit Committee and the Board have also recommended, subject to Shareholder approval, the selection of UHY Vocation HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

Richard Yee Ming Eu
Emmanuel J. Olympitis(1)

(1)	Mr. Emmanuel J. Olympitis was appointed as a member of the Audit Committee on October 13, 2009.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A copy of the Code of Business Conduct and Ethics was filed as Exhibit 11.1 to our Annual Report on Form 20-F, filed with the SEC on July 15, 2009. The Code of Business Conduct and Ethics can be found on our website at www.chinacablecom.com and a written copy of the Code of Business Conduct and Ethics will be provided upon request at no charge by writing to our Company Secretary, c/o China Cablecom Holdings, Ltd. No. 1 Grand Gateway, 1 Hongqiao Road, Shanghai, People’s Republic of China, Postal Code: 200030.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee of the Board of Directors during 2008 were Pierre Suhandinata, Richard Yee Ming Eu and Shan Li. Mr. Suhandinata resigned from his position as a director of the Company and as a result ceased to serve as a member of the Compensation Committee, effective September 22, 2009. Richard Yee Ming Eu and Shan Li are not now, and have never been, officers or employees of the Company or any of our subsidiaries.

Richard Yee Ming Eu and Shan Li do not have a relationship that would constitute an interlocking relationship with any executive officers or directors of the Company, nor any other affiliated person or entity.

Proposal 2

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of UHY Vocation HK CPA Limited has served as our independent auditors since August 2008, and the Board of Directors has appointed UHY Vocation HK CPA Limited as our independent auditors for the 2009 fiscal year.

A representative from UHY Vocation HK CPA Limited is expected to be present at the Meeting. The representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND OTHER FEES FOR FISCAL YEARS ENDED DECEMBER 31, 2007 and 2008.

The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2008 and 2007 by UHY Vocation HK CPA Limited, the Company’s principal accounting firm.

Accountant Fees and Services	2008	2007
Audit Fees	$259,800	$192,000
Audit Related Fees	$348,200	$—
Tax Fees	$—	$—
All Other Fees	$—	—
	$608,000	$192,000

The audit fees for the years ended December 31, 2008 and 2007, respectively, were paid for professional services rendered for the audits of our consolidated financial statements, quarterly reviews, consents, and assistance with review of documents filed with the SEC.

Tax fees for the years ended December 31, 2008 and 2007, respectively, were paid for services related to tax compliance, including the preparation of tax returns and tax planning and tax advice.

There were no other fees paid to UHY Vocation HK CPA Limited for the fiscal year ended December 31, 2008 and 2007.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT OF UHY VOCATION HK CPA LIMITED AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

Pre-Approval Policies and Procedures

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services provided that the decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

MISCELLANEOUS

Forward-looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update the forward- looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this Proxy Statement. When used herein, the word “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” and similar expression are intended to identify forward-looking statements.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged Continental Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

AVAILABILITY OF FORM 20-F

We are providing without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F for the Fiscal Year ended December 31, 2008, including our financial statements but excluding the exhibits to Form 20-F. The Form 20-F includes a list of the exhibits that were filed with it, and we will furnish a copy of any such exhibit to any person who requests it upon the payment of our reasonable expenses in providing the requested exhibit.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING
 TO BE HELD ON DECEMBER 11, 2009

The Proxy Statement, annual report to stockholders and related materials are available on the Company’s website www.chinacablecom.com under the heading “SEC Filings” which can be accessed by clicking on “Investors” on the home page of the site.

OTHER MATTERS

Management is not aware of any matters to be presented for action at the Meeting, except matters discussed in the Proxy Statement. If any other matters properly come before the meeting, it is intended that the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

China Cablecom Holdings, Ltd. files annual and current reports on form 20-F and 6-K, respectively, proxy statements and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

The SEC allows the Company to “incorporate by reference” information that we file with the SEC in other documents into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. The information that the Company files with the SEC in the future and incorporates by reference in this proxy statement automatically updates and supersedes previously filed information. Such updated and superseded information will not, except as so modified or superseded, constitute part of this proxy statement.

The Company incorporates by reference into this proxy statement each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the Annual Meeting. We also incorporate by reference into this proxy statement the following documents that we filed with the SEC under the Exchange Act:

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on July 15, 2009;

The Report of Foreign Private Issuer on Form 6-K filed on July 22, 2009; and

The Report of Foreign Private Issuer on Form 6-K filed on October 9, 2009 as amended by Form 6-K/A filed on October 15, 2009.

SHAREHOLDER PROPOSALS

The Annual Meeting of Shareholders for the fiscal year ending December 31, 2010 is expected to be held in December 2010. Any shareholder proposal intended to be included in the Company’s proxy statement and form of proxy for presentation at the 2010 Annual Meeting of Shareholders (the “2010 Meeting”) pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, must be received by the Company not later than July 19, 2010. As to any proposals submitted for presentation at the 2010 Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2010 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before June 28, 2010.

By Order of the Board of Directors,

/s/ Clive Ng
Clive Ng
Executive Chairman

November 25, 2009

CHINA CABLECOM HOLDINGS, LTD.
PROXY FOR ANNUAL MEETING

TO BE HELD ON DECEMBER 11, 2009

The undersigned stockholder of China Cablecom Holdings, Ltd., a British Virgin Islands corporation (the “Company”), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement and hereby appoints Clive Ng and Pu Yue, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. (China Time), at the meeting room of the Executive Centre at 3501 Citic Square, 1168 Nanjing Xi Lu, Shanghai, 200041, People’s Republic of China on December 11, 2009, or at any adjournment thereof, and to vote, as designated below, all shares of common stock of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

Election of Directors

1 Elect five (5) Directors

Clive Ng ☐	Kerry Propper ☐

Shan Li ☐	Richard Yee Ming Eu ☐

Emmanuel J. Olympitis ☐

WITHHOLD AUTHORITY to vote for all nominees listed above

To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold.

A vote FOR the nominees includes discretionary authority to vote for a substitute nominee if any of the nominees listed becomes unable or unwilling to serve.

2. Ratify the appointment of UHY Vocation HK CPA Limited as the Company’s independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. To transact any other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. o

I PLAN ON ATTENDING THE ANNUAL MEETING	Yes ☐	No ☐

Signature of Stockholder ____________________________	Date: ________________________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
CHINA CABLECOM HOLDINGS, LTD.

2009 ANNUAL MEETING OF STOCKHOLDERS

DECEMBER 11, 2009

The undersigned hereby appoints Clive Ng and Pu Yue, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. (China time), at the at the Executive Centre at 3501 Citic Square, 1168 Nanjing Xi Lu, Shanghai, 200041, People’s Republic of China on December 11, 2009, or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his or her discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting.

(Continued and to be signed on the reverse side)

Appendix A

COMPENSATION COMMITTEE CHARTER
OF
CHINA CABLECOM HOLDINGS, LTD.

The Compensation Committee of the Board of Directors (the “Board”) of China Cablecom Holdings, Ltd. (the “Company”) shall consist of a minimum of two (2) directors, each of which shall meet the independence requirements and standards established from time to time by the Securities and Exchange Commission (the “SEC”) and any such securities exchange on which the Company’s securities are listed or quoted for trading, or which directors shall constitute the majority of the directors of the Board meeting the independence requirements and standards established from time to time by the SEC and any such securities exchange on which the Company’s securities are listed or quoted for trading.  The Board shall designate one member of the Compensation Committee to be the Chairperson.  The Compensation Committee shall meet at least once a year.

The purpose of the Compensation Committee shall be to assist the Board in determining the compensation of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and other officers of the Company (collectively, the “Officers”).

In furtherance of this purpose, the Compensation Committee shall have the following authority and responsibilities:

Annually review the Company’s corporate goals and objectives relevant to the Officers’ compensation; evaluate the Officers’ performance in light of such goals and objectives; and, either as a Compensation Committee together with the other independent directors (as directed by the Board), determine and approve the Officers’ compensation level based on this evaluation.  In determining the long-term incentive component of the Officers’ compensation, the Compensation Committee will consider the Company’s performance, the value of similar incentive awards to the Officers at comparable companies, and the awards given to the Company’s  Officers in past years.

Annually review and make recommendations to the Board with respect to non-CEO and non-CFO compensation.  The Compensation Committee shall attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforces business strategies and objectives for enhanced stockholder value, and is administered in a fair and equitable manner consistent with established policies and guidelines.

Administer the Company’s incentive-compensation plans and equity-based plans, insofar as provided therein .

Make recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans.

Approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the Compensation Committee or Board.

Review and assess the adequacy of this charter annually.

Prepare a report on executive compensation as required to be included in the Company’s proxy statement or annual report on Form 10-K, 20-F or equivalent, filed with the SEC.

The Compensation Committee shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion.  The Chief Executive Officer of the Company may not be present during voting or deliberations of the Compensation Committee.

Notwithstanding anything to the contrary in this charter, if permitted by applicable SEC and stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Compensation Committee if the Board, under exceptional and limited circumstances, determines that membership on the Compensation Committee by the individual is required in the best interests of the Company and its stockholders.  In such event, the Board will disclose in the Company’s next annual proxy statement (or in its next annual report on SEC Form 10-K, 20-F or equivalent if the Company does not file an annual proxy statement), subsequent to such determination, the nature of that director’s relationship with the Company and the reasons for that determination.  A member appointed under this exception may not serve longer than two years.

The Compensation Committee shall have the authority retain outside counsel and any other advisors as it may deem appropriate in its sole discretion. The Compensation Committee shall have sole authority to approve related fees and retention terms.

The Compensation Committee shall report its actions and recommendations to the Board after each committee meeting.

Adopted: June 2, 2008

Appendix B

NOMINATING AND CORPORATE GOVERNANCE
COMMITTEE CHARTER OF
CHINA CABLECOM HOLDINGS, LTD.

The Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of China Cablecom Holdings, Ltd. (the “Company”) shall consist of a minimum of two (2) directors, each of which shall meet the independence requirements and standards established from time to time by the Securities and Exchange Commission (the “SEC” ) and any such securities exchange on which the Company’s securities are listed or quoted for trading.  The Nominating Committee shall meet at least once a year.

The purpose of the Nominating Committee shall be to assist the Board in identifying qualified individuals to become board members, in determining the composition of the Board and in monitoring a process established to assess Board effectiveness.

In furtherance of this purpose, the Nominating Committee shall have the following authority and responsibilities:
Make recommendations to the Board regarding the size and composition of the Board, establish procedures for the nomination process and screen and recommend candidates for election to the Board.
To review with the Board from time to time the appropriate skills and characteristics required of Board members.
To establish and administer a periodic assessment procedure relating to the performance of the Board as a whole and its individual members.
Make recommendations to the Board regarding corporate governance matters and practices, including formulating and periodically reviewing corporate governance guidelines to be adopted by the Board.

The Nominating Committee shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion.

The Nominating Committee shall have the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors as it may deem appropriate in its sole discretion. The Nominating Committee shall have sole authority to approve related fees and retention terms.

The Nominating Committee shall report its actions and recommendations to the Board after each committee meeting.

Adopted: June 2, 2008

Appendix C

AUDIT COMMITTEE CHARTER

OF

CHINA CABLECOM HOLDINGS, LTD.

MISSION STATEMENT

The Audit Committee of China Cablecom Holdings, Ltd. (the “Company”) has been established by the board of directors of the Company (the “Board”) to assist the Board in fulfilling its responsibilities to oversee the Company’s financial and accounting operations.  The Audit Committee will review and be responsible for, among other things, the Company’s system of internal controls, its financial reporting process, the audit process, and the Company’s processes for monitoring compliance with laws and regulations.  In performing its duties, the Audit Committee will maintain effective working relationships with the Board, management, the Company’s internal auditors, and the independent auditors.  The Audit Committee will confirm with the independent auditor its understanding that it has access to the Audit Committee at any time.

ORGANIZATION AND MEETINGS

Audit Committee Composition

The Audit Committee shall consist of such number of members as the Board shall determine, but in no event less than three members.  The Board shall designate one member of the Audit Committee to be the Chairperson.  Each member of the Audit Committee must be independent, as defined under applicable Securities and Exchange Commission (“SEC”) and stock exchange rules and regulations as they currently exist and as they may be amended from time to time.

Each member must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement or, if and so long as permitted under applicable stock exchange rules, become able to do so within a reasonable period of time after his or her appointment to the Audit Committee. Audit Committee members shall have such other qualifications as the Board may from time to time deem appropriate in light of the mission of the Audit Committee.

At least one member of the Audit Committee shall qualify as a “audit committee financial expert” in compliance with the requirements established under applicable SEC and stock exchange laws and regulations as they currently exist and as they may be amended from time to time.

Notwithstanding anything to the contrary in this charter, if permitted by applicable SEC and stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders.  In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination.

If the Company fails to comply with the Audit Committee composition requirements under applicable SEC and stock exchange rules and regulations, the Company shall have an opportunity to cure such defect as provided under such rules.

Term; Meetings

The Committee shall meet at least quarterly, or more frequently as it deems appropriate and as circumstances dictate.  Any member of the Committee may call a special meeting of the Committee.  Meetings of the Committee may be held telephonically.

The Committee shall periodically meet with each of management (including the Chief Financial Officer) and the independent auditors (including the audit engagement partner) in separate executive sessions to discuss any matters that the Committee or each of these groups believe would be appropriate to discuss privately.  In addition, the Committee expects to meet with the independent auditors and management quarterly to review the Company’s financial statements.

The Committee may invite to its meetings any director, member of management of the company and such other persons as it deems appropriate in order to carry out its responsibilities.  The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

ROLE AND RESPONSIBILITIES

The Committee’s primary responsibility is one of oversight and it recognizes that the Company’s management is responsible for preparing the Company’s financial statements and that the independent auditors are responsible for auditing those financial statements.  The Committee also recognizes that financial management, as well as the independent auditors, have more time, knowledge and more detailed information regarding the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company’s financial statements or any professional certification as to the independent auditor’s work.  The Committee shall also perform any other activities consistent with this Charter as the Audit Committee or the Board deems necessary or appropriate or as may be required under applicable SEC and stock exchange rules and regulations in effect from time to time.

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services provided that the decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

Corporate Governance

1.	Report on its meetings, proceedings and other activities at each regularly scheduled meeting of the Board, to the extent appropriate.

2.	Review and reassess the adequacy of this Charter at least annually. Submit changes to this Charter to the Board for approval.

3.	Review and approve all transactions with affiliates, related parties, directors and executive officers.

4.	Review the procedures for the receipt and retention of, and the response to, complaints received regarding accounting, internal control or auditing matters.

5.	Review the procedures for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

6.
Review with management and the independent auditors, at least once annually, all correspondence with regulatory authorities and all employees complaints or published reports that raise material issues regarding the financial statements or accounting policies.

Independent Auditors

1.
Appoint, compensate, retain and oversee the work of any independent auditor engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of conducting the annual audit of the Company’s books and records, preparing or issuing an audit report or performing other audit review or attest services for the Company.

2.
Obtain and review, at least once annually, a report by the independent auditors describing (i) their internal quality control procedures, (ii) any material issues raised by the most recent internal quality control review or peer review or by any inquiry or investigation by any governmental or professional authority within the preceding five years, in each case with respect to one or more independent audits carried out by them, (iii) all material steps taken to deal with any such issues and (iv) all relationships between them and the Company.

3.
Review annually the independence of the independent auditors by (i) receiving from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company in accordance with Independence Standards Board Standard No. 1, (ii) discuss with the independent auditors all disclosed relationships between the independent accounts and the Company and all other disclosed relationships that may impact the objectivity and independence of the independent auditors and (iii) discussing with management its evaluation of the independence of the independent auditors.

4.
Obtain from the independent auditors assurance that the lead audit partner and the audit partner responsible for reviewing the audit have been and will be rotated at least once every five years and each other audit partner has been and will be rotated at least once every seven years, in each case, in accordance with Section l0A of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules promulgated thereunder.

5.
Review and pre-approve, all audit, review or attest services (including comfort letters in connection with securities underwritings and tax services) and all non-audit services to be provided by the independent auditors as permitted by Section 10A of the Act and the rules promulgated thereunder, and, in connection therewith, the terms of engagement.  The Audit Committee may designate one member to approve such non-audit services, but that member must inform the Audit Committee of the approval at the next meeting of the Audit Committee.  All such approvals and procedures must be disclosed in periodic reports filed with the SEC.

6.	Review and approve all compensation to the independent auditors for all audit and non-audit services.

7.
Review regularly with the independent auditors any audit problems or difficulties and management’s response, including restrictions on the scope of activities of the independent auditors or access by the independent auditors to requested information, and significant disagreements between the independent auditors and management.

8.	Present conclusions with respect to the independent auditors to the Board.

Audits and Accounting

Before the commencement of the annual audit, the Audit Committee will meet with financial management and the independent auditor to review and approve the plan, scope, staffing, fees and timing of the annual audit.  The Audit Committee shall:

1.
After completion of the audit of the financial statements, review with management and the independent auditors the results of the audit, the audit report, the management letter relating to the audit report, all significant questions (resolved or unresolved) that arose and all significant difficulties that were encountered during the audit, the disposition of all audit adjustments identified by the independent auditors, all significant financial reporting issues encountered and judgments made during the course of the audit (including the effect of different assumptions and estimates on the financial statements) and the cooperation afforded or limitations (including restrictions on scope or access), if any, imposed by management on the conduct of the audit.

2.
Review, prior to filing, all annual reports on Form 10-K and all quarterly reports on Form 10-Q, to be filed with the SEC.  Discuss with management and the independent auditors, where practicable, prior to filing, the financial statements (including the notes thereto) and the disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

3.
Review with management and the independent auditors, at least annually, (i) all significant accounting estimates, (ii) all significant off balance sheet financing arrangements and their effect on the financial statements, (iii) all significant valuation allowances and liability, restructuring and other reserves, (iv) the effect of regulatory and accounting initiatives, and (v) the adequacy of financial reporting.

4.
Review with management and the independent auditors all reports delivered by the independent auditors in accordance with Section 10A(k) of the Act with respect to critical accounting policies and practices used, alternative treatments of financial information available under GAAP and other written communications (including letters under SAS No. 50) between the independent auditors and management, together with their ramifications and the preferred treatment by the independent auditors.

5.
Discuss with the independent auditor and management the independent auditor’s judgment about the quality, not just the acceptability, of the Company’s accounting principles, as applied in the Company’s financial reporting in accordance with SAS No. 61.

6.
Review and discuss with management and the independent auditors the Company’s earnings press releases (paying particular attention to the use of any “pro forma” or “adjusted” non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies.  This review may be generally of disclosure and reporting policies.  The Committee need not discuss in advance each earnings press release or each instance in which the Company may provide earnings guidance.

7.
Prepare the report required by the SEC to be included in the Company’s annual proxy statement and any other reports of the Audit Committee required by applicable securities laws or stock exchange listing requirements or rules.

Monitoring of Internal Controls Systems

1.	Meet separately in executive session, at least annually, with the Company’s principal accounting officer to discuss:

a)	the scope of internal accounting and auditing procedures then in effect;

b)	the Company’s means for monitoring compliance by Company personnel with Company policies and procedures and applicable law; and

c)	the extent to which recommendations made by the principal accounting officer or independent auditor have been implemented.

2.
Review, based upon the recommendation of the independent auditors and financial management, the scope and plan of the work to be done by the internal audit group and the responsibilities, budget and staffing needs of the internal audit group.

3.	Review on an annual basis the performance of the internal audit group.

4.
In consultation with the independent auditors and the internal audit group, the accounting and financial controls, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and any special audit steps adopted in light of material deficiencies and controls.

5.
Review (i) the internal control report prepared by management, including management’s assessment of the effectiveness of the design and operation of the Company’s internal control structure and procedures for financial reporting, as well as the Company’s disclosure controls and procedures, with respect to each annual and quarterly report that the Company is required to file under the Act and (ii) the independent auditors’ attestation, and report, on the assessment made by management.

Other

1.	Engage and determine funding for independent counsel and other advisors as it determines necessary to carry out its duties.

2.	Conduct any and all investigations it deems necessary or appropriate.

Adopted: June 2, 2008